UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a).
(Amendment No. 1)*
WEBHIRE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

76126W 10 8

(CUSIP Number)

RONALD FISHER
SOFTBANK INC.
10 LANGLEY ROAD, SUITE 403
NEWTON CENTRE, MA 02159
(617) 928-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

SCHEDULE 13D

_________________________________             __________________________________

CUSIP No.:  76126W 10 8                         Page    2    of    14   Pages
_________________________________             __________________________________

________________________________________________________________________________
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CAPITAL PARTNERS LP
________________________________________________________________________________
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
  3    SEC USE ONLY

________________________________________________________________________________
  4    SOURCE OF FUNDS*

        WC
________________________________________________________________________________
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]

________________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
________________________________________________________________________________
                 7    SOLE VOTING POWER
                         0
               _________________________________________________________________
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY           3,510,767
OWNED BY       _________________________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON         _________________________________________________________________
WITH             10   SHARED DISPOSITIVE POWER

                       3,510,767
________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,510,767
________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.6%
________________________________________________________________________________
  14   TYPE OF REPORTING PERSON*

        PN
________________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

_________________________________             __________________________________

CUSIP No.:  76126W 10 8                         Page    3    of    14   Pages
_________________________________             __________________________________

________________________________________________________________________________
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CAPITAL LP
________________________________________________________________________________
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
  3    SEC USE ONLY

________________________________________________________________________________
  4    SOURCE OF FUNDS*

        WC
________________________________________________________________________________
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]

________________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
________________________________________________________________________________
                 7    SOLE VOTING POWER
                         0
               _________________________________________________________________
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY           3,450,415
OWNED BY       _________________________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON         _________________________________________________________________
WITH             10   SHARED DISPOSITIVE POWER

                       3,450,415
________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,450,415
________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.3%
________________________________________________________________________________
  14   TYPE OF REPORTING PERSON*

        PN
________________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

_________________________________             __________________________________

CUSIP No.:  76126W 10 8                         Page    4    of    14   Pages
_________________________________             __________________________________

________________________________________________________________________________
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RONALD D. FISHER
________________________________________________________________________________
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
  3    SEC USE ONLY

________________________________________________________________________________
  4    SOURCE OF FUNDS*

        AF
________________________________________________________________________________
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]

________________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
________________________________________________________________________________
                 7    SOLE VOTING POWER
                         0
               _________________________________________________________________
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY           7,058,071
OWNED BY       _________________________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON         _________________________________________________________________
WITH             10   SHARED DISPOSITIVE POWER

                       7,058,071
________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,058,071
________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        31.3%
________________________________________________________________________________
  14   TYPE OF REPORTING PERSON*

        IN
________________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

_________________________________             __________________________________

CUSIP No.:  76126W 10 8                         Page    5    of    14   Pages
_________________________________             __________________________________

________________________________________________________________________________
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        CHARLES R. LAX
________________________________________________________________________________
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
  3    SEC USE ONLY

________________________________________________________________________________
  4    SOURCE OF FUNDS*

        AF
________________________________________________________________________________
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]

________________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
________________________________________________________________________________
                 7    SOLE VOTING POWER
                         0
               _________________________________________________________________
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY           7,059,321
OWNED BY       _________________________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON         _________________________________________________________________
WITH             10   SHARED DISPOSITIVE POWER

                       7,059,321
________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,059,321
________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        31.3%
________________________________________________________________________________
  14   TYPE OF REPORTING PERSON*

        IN
________________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

_________________________________             __________________________________

CUSIP No.:  76126W 10 8                         Page    6    of    14   Pages
_________________________________             __________________________________

________________________________________________________________________________
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
________________________________________________________________________________
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
  3    SEC USE ONLY

________________________________________________________________________________
  4    SOURCE OF FUNDS*

        AF
________________________________________________________________________________
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]

________________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
________________________________________________________________________________
                 7    SOLE VOTING POWER
                         0
               _________________________________________________________________
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY           7,058,071
OWNED BY       _________________________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON         _________________________________________________________________
WITH             10   SHARED DISPOSITIVE POWER

                       7,058,071
________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,058,071
________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        31.3%
________________________________________________________________________________
  14   TYPE OF REPORTING PERSON*

        CO
________________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

_________________________________             __________________________________

CUSIP No.:  76126W 10 8                         Page    7    of    14   Pages
_________________________________             __________________________________

________________________________________________________________________________
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK HOLDINGS INC.
________________________________________________________________________________
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
  3    SEC USE ONLY

________________________________________________________________________________
  4    SOURCE OF FUNDS*

        AF
________________________________________________________________________________
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]

________________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
________________________________________________________________________________
                 7    SOLE VOTING POWER
                         0
               _________________________________________________________________
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY           7,058,071
OWNED BY       _________________________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON         _________________________________________________________________
WITH             10   SHARED DISPOSITIVE POWER

                       7,058,071
________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,058,071
________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        31.3%
________________________________________________________________________________
  14   TYPE OF REPORTING PERSON*

        HC, CO
________________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

_________________________________             __________________________________

CUSIP No.:  76126W 10 8                         Page    8    of    14   Pages
_________________________________             __________________________________

________________________________________________________________________________
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CORP.
________________________________________________________________________________
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
  3    SEC USE ONLY

________________________________________________________________________________
  4    SOURCE OF FUNDS*

        AF
________________________________________________________________________________
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]

________________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
________________________________________________________________________________
                 7    SOLE VOTING POWER
                         0
               _________________________________________________________________
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY           7,601,821
OWNED BY       _________________________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON         _________________________________________________________________
WITH             10   SHARED DISPOSITIVE POWER

                       7,601,821
________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,601,821
________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        33.7%
________________________________________________________________________________
  14   TYPE OF REPORTING PERSON*

        HC, CO
________________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

_________________________________             __________________________________

CUSIP No.:  76126W 10 8                         Page    9    of    14   Pages
_________________________________             __________________________________

________________________________________________________________________________
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        MASAYOSHI SON
________________________________________________________________________________
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
  3    SEC USE ONLY

________________________________________________________________________________
  4    SOURCE OF FUNDS*

        AF
________________________________________________________________________________
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]

________________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
________________________________________________________________________________
                 7    SOLE VOTING POWER
                         0
               _________________________________________________________________
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY           7,601,821
OWNED BY       _________________________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON         _________________________________________________________________
WITH             10   SHARED DISPOSITIVE POWER

                       7,601,821
________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,601,821
________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        33.7%
________________________________________________________________________________
  14   TYPE OF REPORTING PERSON*

        IN
________________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

           The statement on Schedule 13D previously filed by SOFTBANK Capital Partners LP ("SB Capital Partners"), SOFTBANK Capital Partners LLC ("SB CP LLC"), SOFTBANK Capital Partners Investment Inc. ("SB CPI"), Ronald D. Fisher ("Mr. Fisher"), Charles R. Lax ("Mr. Lax"), SOFTBANK Holdings Inc. ("SBH"), SOFTBANK Corp. ("SOFTBANK") and Masayoshi Son ("Mr. Son") with respect to shares of Common Stock (the "Common Stock") of Webhire, Inc. (the "Company") is hereby amended and supplemented to report the addition of SOFTBANK Capital LP, a Delaware limited partnership ("SB Capital"), as a filing person and to report the acquisition of beneficial ownership of additional shares of Common Stock. Except as amended and supplemented hereby, the original statement on Schedule 13D remains in full force and effect. SB Capital Partners, SB Capital, SB CP LLC, SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son are collectively referred to as the "Reporting Persons."

ITEM 2.    IDENTITY AND BACKGROUND.

           SB Capital is an investment fund managed by its sole general partner, SB CP LLC, and as a result securities owned by SB Capital may be regarded as being beneficially owned by SB CP LLC. The principal business offices of SB Capital, as well as SB Capital Partners, SB CP LLC, SB CPI and SBH, are located at 1188 Centre Street, Newton Centre, Massachusetts 02459, which is also the business address of Mr. Fisher and Mr. Lax. During the last five years, SB Capital has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has SB Capital been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The source and amount of the funds used in making the purchases of the 1,681,829 and 20,299 shares of Common Stock referred to in the first paragraph of Item 5 were available working capital of SB Capital Partners in the amount of $3,952,298.15 and available working capital of SOFTBANK Capital Advisors Fund LP ("Advisors Fund") in the amount of $47,702.65. The source and amount of the funds used in making the purchases of the 543,750 shares of Common Stock referred to in the third paragraph of Item 5 were available working capital of SB Holdings (Europe) Ltd. ("SBE") in the amount of $500,000.00. No borrowed funds were used in connection with such purchases.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           On August 3, 2000 SB Capital Partners purchased 1,681,829 shares of Common Stock and Advisors Fund purchased 20,299 shares of Common Stock from the Company at $2.35 per share pursuant to a Stock Purchase Agreement dated July 10, 2000, filed as Exhibit G hereto.

Page 10 of 14 Pages

           Effective as of June 30, 2000, the partners of SB Capital Partners approved a plan of reorganization pursuant to which certain partners of SB Capital Partners (the "Designated Partners") withdrew from SB Capital Partners. SB Capital Partners distributed in kind certain assets to such Designated Partners in full redemption and exchange for such Designated Partners' interest in SB Capital Partners, and such Designated Partners contributed such assets to SB Capital. SB CP LLC is the general partner of both partnerships. Pursuant to the plan of reorganization, SB Capital Partners transferred an aggregate of 3,450,415 shares of Common Stock to SB Capital, including 833,624 of the 1,681,829 shares purchased on August 3, 2000.

           On January 2, 2001, SBE purchased 543,750 shares of Common Stock from the Company at $.091954 per share.

           As a result of the foregoing transactions, as of the date of filing this statement SB Capital Partners holds 3,510,767 shares of Common Stock, SB Capital holds 3,450,415 shares of Common Stock, Advisors Fund holds 96,889 shares of Common Stock and SBE holds 543,750 shares of Common Stock.

           Total Outstanding Shares.    According to information provided by the Company, the total number of shares of Common Stock outstanding as of January 3, 2001 was 22,527,034 shares.

           SB Capital Partners.    As of the date of filing this statement, SB Capital Partners beneficially owned 3,510,767 shares of Common Stock, representing approximately 15.6% of the Common Stock outstanding.

           SB Capital.    As of the date of filing this statement, SB Capital beneficially owned 3,450,415 shares of Common Stock, representing approximately 15.3% of the Common Stock outstanding.

           SB CP LLC.    By virtue of being the general partner of SB Capital Partners, SB Capital and Advisors Fund, SB CP LLC may be deemed a beneficial owner of a total of 7,058,071 shares of Common Stock consisting of 3,510,767 shares beneficially owned by SB Capital Partners, 3,450,415 shares beneficially owned by SB Capital and 96,889 shares beneficially owned by Advisors Fund, or a total of approximately 31.3% of the Common Stock outstanding.

           SB CPI, Mr. Fisher and Mr. Lax.    By virtue of their joint control over investment decisions of SB CP LLC, SB CPI, Mr. Fisher and Mr. Lax may be deemed beneficial owners of the 7,058,071 shares of Common Stock beneficially owned by SB CP LLC, or approximately 31.3% of the Common Stock outstanding. Mr. Lax, a director of the Company, holds options to purchase 10,000 shares of Common Stock, of which options to purchase 1,250 shares are currently

Page 11 of 14 Pages

exercisable, and accordingly may be deemed a beneficial owner of a total of 7,059,321 shares of Common Stock, or 31.3% of the Common Stock outstanding.

           SBH.    By virtue of its ownership of all the outstanding stock of SB CPI, SBH may be deemed a beneficial owner of the 7,058,071 shares of Common Stock beneficially owned by SB CPI, or approximately 31.3% of the Common Stock outstanding.

           SOFTBANK.    SOFTBANK may be deemed a beneficial owner of the 7,058,071 shares of Common Stock beneficially owned by SBH, its wholly owned subsidiary, and the 543,750 shares of Common Stock held by SBE, also a wholly owned subsidiary, for a total of 7,592,821 shares, or approximately 33.7% of the Common Stock outstanding.

           Mr. Son.    Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 38.3% interest in SOFTBANK. Accordingly, the 7,592,821 shares of Common Stock beneficially owned by SOFTBANK, representing approximately 33.7% of the Common Stock outstanding, may be regarded as being beneficially owned by Mr. Son.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit E	Agreement of Joint Filing, dated as of October 1, 1999, by and among the Reporting Persons (filed as Exhibit A to the Statement on Schedule 13D filed by the Reporting Persons on October 4, 1999 with respect to the Common Stock of the Company and incorporated herein by reference).

Exhibit F	Power of Attorney (filed as Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK, Son and SOFTBANK Ventures, Inc. on February 18, 1998 with respect to Concentric Network Corporation and incorporated herein by reference ).

Exhibit G	Stock Purchase Agreement, dated as of July 10, 2000, by and between the Company, Korn/Ferry International, SB Capital Partners, GMN Investors II, L.P., Aventine International Fund and Bricoleur Partners II, L.P. (filed as Exhibit 1 to the Statement on Schedule 13D filed on November 28, 2000 by Korn/Ferry International with respect to the Common Stock of the Company and incorporated herein by reference).

Page 12 of 14 Pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2001                   SOFTBANK CAPITAL PARTNERS LP
                                   By:SOFTBANK CAPITAL PARTNERS LLC,
                                   General Partner

                                   By:  /s/ Ronald D. Fisher
                                        Name:  Ronald D. Fisher
                                        Title: Managing Director

                                   SOFTBANK CAPITAL LP
                                   By:SOFTBANK CAPITAL PARTNERS LLC,
                                   General Partner

                                   By:   /s/ Ronald D. Fisher
                                        Name:  Ronald D. Fisher
                                        Title: Managing Director

                                   SOFTBANK CAPITAL PARTNERS LLC

                                   By:   /s/ Ronald D. Fisher
                                        Name:  Ronald D. Fisher
                                        Title: Managing Director

                                   SOFTBANK CAPITAL PARTNERS INVESTMENT INC.

                                   By:   /s/ Ronald D. Fisher
                                        Name:  Ronald D. Fisher
                                        Title: President

Page 13 of 14 Pages

                                   RONALD D. FISHER

                                   By:   /s/ Ronald D. Fisher
                                        Name:  Ronald D. Fisher

                                   CHARLES R. LAX

                                   By:   /s/ Charles R. Lax
                                        Name:  Charles R. Lax

                                   SOFTBANK HOLDINGS INC.

                                   By:   /s/ Stephen A. Grant
                                        Name:  Stephen A. Grant
                                        Title: Secretary

                                   SOFTBANK CORP.

                                   By:   /s/ Stephen A. Grant
                                        Name:  Stephen A. Grant
                                        Title: Attorney-in-Fact

                                   MASAYOSHI SON

                                   By:   /s/ Stephen A. Grant
                                        Name:  Stephen A. Grant
                                        Title: Attorney-in-Fact

Page 14 of 14 Pages